UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Officers

On April 29, 2025, the board of directors of FST Corp. Inc., a Cayman Islands exempted company (the “Company”), appointed several persons to key managerial positions in the Company, as detailed below:

Appointment of Chief Financial Officer

The Company has appointed Sebastian Tadla as the Chief Financial Officer of the Company, with immediate effect. Accordingly, Mr. Tadla will become the principal financial and accounting officer of the Company, while Marie Wen-Chi Chao will no longer be considered the principal financial and accounting officer of the Company. Carie Hui-Ting Hsu, the Accounting Manager of the Company, will report to Mr. Tadla.

Mr. Tadla, aged 38, has over a decade of experience in accounting and finance, beginning his career in 2010 as a Staff Accountant. In 2016, he was promoted to Accounting and Finance Director at FST America Inc., where he oversaw financial reporting, budgeting, and strategic planning. During his tenure, Mr. Tadla has played a key role in streamlining financial operations and ensuring regulatory compliance across the company’s U.S. operations. He holds a degree in Accounting from the University of Colorado at Boulder and brings a strong foundation in corporate finance and leadership to the role.

There are no family relationships between Mr. Tadla and any director or executive officer of the Company. There are no transactions between the Company and Mr. Tadla that are subject to disclosure under Item 404(a) of Regulation S-K.

Appointment of President, Head of Production and Supply Chains

The Company has also appointed Warren Cheng-Teng Huang as President and Head of Production and Supply Chains, with immediate effect. Mr. Huang, aged 55, previously served as the Chief Operating Officer of CayCo. In his new role, Mr. Huang will focus exclusively on managing the Company’s manufacturing operations and its supply chains. Mr. Huang has more than 20 years of experience in the field of golf shaft manufacturing and sales. Mr. Huang holds a bachelor’s degree from the Department of Public Administration of National Chengchi University in Taiwan. In 1995, he joined Cheng Jan Metal Industry Co., Ltd., a manufacturer of large diameter steel pipes and steel pipe accessories in Chiayi, Taiwan, serving successively as its general affairs department specialist, sales department specialist, and sales department section chief. In 2002, Mr. Huang joined Femco Steel Technology Co., Ltd., the manufacturing subsidiary of the Company in Taiwan (“Femco”), as the operations department specialist, section chief and deputy manager, mainly responsible for sales, production line planning, and management. In 2013, Mr. Huang was promoted to operations department manager and senior manager of Femco. In September 2019, Mr. Huang was appointed as Femco’s general manager by the board of directors of the Company, succeeding Mr. David Chuang, a position which he still holds today. In July 2022, Mr. Huang joined the board of directors of Femco as a director, a position which he still holds today.

There are no family relationships between Mr. Huang and any other director or executive officer of the Company. There are no transactions between the Company and Mr. Huang that are subject to disclosure under Item 404(a) of Regulation S-K.

Appointment of President, Head of FST Golf

The Company has also appointed Rob Cheng as President and Head of FST Golf, with immediate effect. Mr. Cheng, aged 50, previously served as the General Manager of FST America, Inc., in charge of the global business of shafts sales and marketing. In his new role, Mr. Cheng will manage the Company’s sales efforts, marketing, and customer relationships.

Mr. Cheng has more than 20 years of experience in the field of golf shaft marketing and sales. Mr. Cheng holds a bachelor’s degree from the Leeds School of Business at the University of Colorado at Boulder. In 2005, Mr. Cheng assumed the role of Chief Operating Officer at a U.S.-based operation, where he oversaw sales, marketing, and overall business management. He was instrumental in launching the KBS brand and led key initiatives in tour operations and research and development. Under his leadership, the organization achieved significant growth through the development of strategic sales channels and the acquisition of major OEM clients. FST America was established in 2016, building on the foundation and success of the earlier operation.

There are no family relationships between Mr. Cheng and any director or executive officer of the Company. There are no transactions between the Company and Mr. Cheng that are subject to disclosure under Item 404(a) of Regulation S-K.

Appointment of Executive Vice President, General Administration and Compliance

The Company has also appointed Marie Wen-Chi Chao as Executive Vice President, General Administration and Compliance. Previously, Ms. Chao served as the Chief Financial Officer of the Company. In her new role, Ms. Chao will manage the Company’s overall internal administration and regulatory compliance, expanding on the role which she currently performs for Femco to encompass the internal administration of the Company and all of its subsidiaries worldwide.

Ms. Chao holds a bachelor’s degree in finance from National Chengchi University, Taiwan. In March 2004, Ms. Chao joined the Taiwan Semiconductor Co., Ltd. (TWSE: 2330) as the head of the manufacturing department, responsible for the production line management of IMP, CMP, ETCH. In 2009, Ms. Chao joined Femco as special assistant to the deputy general manager. In 2013, Ms. Chao became deputy manager of Femco’s operations department, responsible for production line management. In 2015, Ms. Chao became the deputy manager of Femco’s management department, responsible for human resources and administrative affairs management, and then served as the manager of the management department. Later, as senior manager of Femco, Ms. Chao led Femco’s public offering and listing on the Taipei Exchange. In November 2021, Ms. Chao was promoted to the vice general manager of the administrative department of Femco, a position she has retained until today.

There are no family relationships between Ms. Chao and any director or executive officer of the Company. There are no transactions between the Company and Ms. Chao that are subject to disclosure under Item 404(a) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition, or state other “forward-looking” information.

The Company believes it is important to communicate its expectations to its shareholders. However, there may be events in the future that management of the Company is not able to predict accurately or over which they have no control. The cautionary language contained in this Report and incorporated herein by reference involves a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in the proxy statement/prospectus included in the Registration Statement on Form F-4, which was filed by the Company with the SEC and declared effective by the SEC on December 3, 2024, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. The Company undertakes no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: April 30, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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